October 4, 2019

Cunjun Ma
Chief Executive Officer
Huize Holding Ltd
5/F, Building 3-4
Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
Nanshan District, Shenzhen 518052
People's Republic of China

       Re: Huize Holding Ltd
           Amendment No. 1 to Registration Statement on Form F-1
           Filed September 25, 2019
           File No. 333-233614

Dear Mr. Ma:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Form F-1 filed on September 25, 2019

Management
Directors and Executive Officers, page 162

1. We note your disclosure that each of Messrs. Wei and Ge have agreed to serve as a director of the Company upon effectiveness of the registration statement. Please file the consent of these individuals as required by Securities Act Rule 436. Cunjun Ma
FirstName LastNameCunjun Ma
Huize Holding Ltd
Comapany 2019
October 4, NameHuize Holding Ltd
Page 2
October 4, 2019 Page 2
FirstName LastName
Description of Share Capital
Shareholders Agreement , page 184

2. With reference to Exhibit 4.5, please revise the disclosure on page 184 and elsewhere to clarify, if true, that SAIF IV Healthcare (BVI) Limited's board representation rights do not terminate upon completion of the offering.
Exhibits

3. Please have counsel revise its Exhibit 5.1 opinion to remove the assumption in paragraph
         (d). Refer to Staff Legal Bulletin No. 19, Section II.B.3. Also, have counsel remove language in this opinion and in Exhibit 8.1 indicating that the opinion is in "Draft" form.
General

4. We refer to prior comment 3 and reissue the last sentence of the comment. In this regard, the top three graphics give undue prominence to sales and revenues without regard to expenses and net income. With respect to the newly added "Adjusted Net Profit Margin"
         graphic, please revise your presentation of this non-GAAP financial measure to comply with Item 10(e) of Regulation S-K.
       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn,
Accounting
Branch Chief, at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Joseph
McCann at 202-551-6262 at with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Haiping Li, Esq.